SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMBINATORX, INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

20010A103*

(CUSIP Number of Class of Securities)

Robert Forrester

Interim President and Chief Executive Officer

CombinatoRx, Incorporated

245 First Street, Third Floor

Cambridge, Massachusetts 02142

(617) 301-7000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jason F. Cole, Esq. Senior Vice President and General Counsel CombinatoRx, Incorporated 245 First Street, Third Floor Cambridge, MA 02142 (617) 301-7000	Stuart M. Cable, Esq. Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee**
Not applicable	Not applicable

*	Refers to common stock underlying the options.

**	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached to this filing is the Form S-4 Registration Statement (File No. 333-161146) (the “Registration Statement”) of CombinatoRx, Incorporated (the “Company” or “CombinatoRx”) which includes a joint proxy statement/prospectus for the Company’s 2009 Annual Meeting at which the Company’s stockholders will be asked to approve amendments to the Company’s 2000 Stock Option Plan, as amended (the “2000 Plan”), and the Company’s Amended and Restated 2004 Incentive Plan (the “2004 Plan”) to permit a stock option exchange program for eligible Company employees (the “Option Exchange Program”).

The tender offer described in the joint proxy statement/prospectus has not yet commenced. At the time the Option Exchange Program commences, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission (“SEC”) free of charge from either the SEC’s website at www.sec.gov or by written request to CombinatoRx, Incorporated at 245 First Street, Third Floor, Cambridge, Massachusetts 02142.

This tender offer statement does not constitute an offer of any securities for sale. The joint proxy statement/prospectus discusses a merger between CombinatoRx and Neuromed Pharmaceuticals Inc. (“Neuromed”). In connection with the merger, CombinatoRx has filed with the SEC the Registration Statement, which includes a joint proxy statement/prospectus of CombinatoRx and Neuromed and other relevant materials in connection with the proposed transactions. Investors and security holders of CombinatoRx are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about CombinatoRx, Neuromed and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CombinatoRx by directing a written request to CombinatoRx, Incorporated, 245 First Street, Third Floor, Cambridge, MA 02142, Attention: Investor Relations. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

CombinatoRx and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of CombinatoRx in connection with the merger. Information about the executive officers and directors of CombinatoRx and their ownership of CombinatoRx common stock is set forth in the joint proxy statement/prospectus and CombinatoRx’s Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 30, 2009. Investors and security holders may obtain additional information regarding the direct and indirect interests of CombinatoRx, Neuromed and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when they become available.

Item 12. Exhibits.

Exhibit No.	Description
99.1	Form S-4 Registration Statement (File No. 333-161146) (filed with the Securities and Exchange Commission on August 7, 2009 and incorporated herein by reference).